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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004
WASH.

SEC FILE NUMBER
8- 52906

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanderlin Securities, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) 5170 Sanderlin Avenue, Ste. #102	FIRM I.D. NO.

(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Mayfield   (901) 685-8881
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck, PLC

(Name – *if individual, state last, first, middle name*)

5100 Wheelis Dr., Ste #300	Memphis,	TN	38117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Dan Mayfield_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Sanderlin Securities, LLC_____ , as

of _____December 31_____, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

Marjorie Whitney
Notary Public
MY COMMISSION EXPIRES NOV. 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANDERLIN SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2003



REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Sanderlin Securities, L.L.C., a Tennessee limited liability company, as of December 31, 2003, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 13, 2004

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

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STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.
December 31, 2003

ASSETS

Cash	$	51,553
Deposits with clearing broker		1,765,000
Other receivables		6,524
Municipal securities owned		1,865,604
Accrued interest receivable		23,448
Furniture and equipment, net		7,100
Other		12,288
Total assets	$	3,731,517

LIABILITIES AND MEMBERS' EQUITY

Due to clearing broker	$	1,767,795
Accounts payable and accrued expenses		38,624
Total liabilities		1,806,419
Members' equity		1,925,098
Total liabilities and members' equity	$	3,731,517

STATEMENT OF INCOME

Sanderlin Securities, L.L.C.
Year Ended December 31, 2003

Revenues		
Trading profits	$	1,244,282
Interest income		146,759
		1,391,041
Expenses		
Employee compensation and benefits		489,699
Communications and information services		67,837
Clearing fees		174,146
Interest		22,464
Regulatory fees		7,686
Occupancy		14,285
Management fees		45,000
Other operating expenses		39,696
		860,813
Income before state income tax		530,228
State income tax		36,329
Net income	$	493,899

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.
Year Ended December 31, 2003

Balance at January 1, 2003	$	1,411,199
Capital contribution		20,000
Net income		493,899
Balance at December 31, 2003	$	1,925,098

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2003

Subordinated liabilities at January 1, 2003	$	-
No activity during year		-
Subordinated liabilities at December 31, 2003	$	-

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.
Year Ended December 31, 2003

Cash flows from operating activities		
Net income	$	493,899
Noncash adjustments		
Depreciation		2,285
Amortization		2,304
Change in unrealized (gains) losses on securities		52,319
Changes in operating assets and liabilities		
Deposits with clearing broker		(535,000)
Marketable securities owned		89,799
Accrued interest receivable		790
Other receivables		(6,524)
Other assets		1,208
Due to clearing broker		(86,775)
Accounts payable and accrued expenses		283
Net cash provided by operating activities		14,588
Cash flows from investing activity - purchases of furniture and equipment		(5,994)
Cash flows from financing activity - capital contribution		20,000
Net increase in cash		28,594
Cash at beginning of year		22,959
Cash at end of year	$	51,553
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	45,306
Cash paid for interest		22,464

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2003

---

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company began operations as a registered broker-dealer on January 29, 2001. Activities prior to that date were devoted primarily to obtaining regulatory approvals and other administrative functions.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). After an initial term ending January 2004, the Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2003

Securities Transactions

In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. All of the Company's securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities owned are carried at market value. Securities not readily marketable are valued at estimated fair value, as determined by management.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 11,860
Less accumulated depreciation	4,760
	$ 7,100

3. DUE TO CLEARING BROKER

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $1,785,128, which was $1,685,128 in excess of its required net capital of $100,000. The Company's net capital ratio was .02 to 1.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2003

---

5.   **RELATED PARTY TRANSACTIONS**

Salary payments to members in 2003 totaled $413,038.

The Company rents office space from a related entity on a monthly basis. Rent expense paid during 2003 was $12,000. The Company paid accounting fees and management fees to the same entity of $8,479 and $45,000, respectively, during 2003.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Sanderlin Securities, L.L.C.
December 31, 2003

NET CAPITAL

Total members' equity	$ 1,925,098
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	1,925,098
Deductions and/or charges for nonallowable assets:	
Accrued interest receivable	23,448
Other receivables	6,524
Furniture and equipment, net	7,100
Other assets	12,288
	49,360
Net capital before haircuts on securities positions	1,875,738
Haircuts on municipal securities	(90,610)
Net capital	$ 1,785,128

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts payable and accrued expenses	$ 38,624
Total aggregate indebtedness	$ 38,624
Ratio of aggregate indebtedness to net capital	.02 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 1,685,128
Excess net capital at 1000%	$ 1,781,266

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2003 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2003

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2003

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).



REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

The Members
Sanderlin Securities, L.L.C.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Sanderlin Securities, L.L.C. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we conducted a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 13, 2004

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